SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35798; File No. 812-15796

1WS Credit Income Fund, et al.

November 21, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: 1WS Credit Income Fund, 1WS Capital Advisors, LLC, One William Street Capital Management, L.P., One William Street Capital Master Fund, Ltd., OWS Credit Opportunity Master Fund, Ltd., OWS ABS Master Fund II,LP, OWS LSAR Master Fund, L.P., OWS ABS IV, LP, OWS Credit Opportunity Fund, L.P., OWS Credit Opportunity Fund II, L.P., One William Street Capital Partners, L.P., One William Street Capital Partners II, L.P., One William Street Capital Offshore Fund, Ltd., OWS Capital Offshore Fund II, Ltd, One William Street Capital Intermediate Fund, L.P., OWS Credit Opportunity Offshore Fund, Ltd., OWS Credit Opportunity Offshore Fund II, Ltd, OWS Credit Opportunity Offshore Fund III, Ltd, OWS Credit Opportunity Intermediate Fund, LP, OWS Credit Opportunity I, LLC, OWS LSAR Offshore Fund, Ltd., OWS ABS Fund II, Ltd., and OWS ABS Fund VIII, Ltd.

Filing Dates: The application was filed on May 13, 2025, and amended on July 17, 2025,

September 10, 2025, and November 20, 2025.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on December 16, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

<u>ADDRESSES</u>: The Commission: Secretarys-Office@sec.gov. Applicants: Kurt A. Locher, 1WS Capital Advisors, LLC, owslegalops@owslp.com and George M. Silfen, Alston & Bird LLP, George.Silfen@alston.com.

<u>FOR FURTHER INFORMATION CONTACT</u>: Jill Ehrlich, Senior Counsel, or Adam Large, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

<u>SUPPLEMENTARY INFORMATION</u>: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' third amended application, filed November 20, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office

of Investor Education and Advocacy at (202) 551– 8090.

 For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.